KIRKLAND LAKE GOLD REPORTS WIDE, HIGH-GRADE INTERSECTIONS IN SADDLE ZONE AT DETOUR LAKE MINE, DRILLING EXTENDS MINERALIZATION 200 METRES TO WEST

  Additional intersections with exceptional grades reported in eastern portion of Saddle Zone(1)
    Key intercepts: 4.02 grams per tonne ("gpt") over 43.0 metres ("m"), including 37.19 gpt over 3.0 m; 4.38 gpt over 31.0 m, including 47.46 gpt over 2.0 m; 2.58 gpt over 70.9 m, including 31.05 gpt over 2.0 m; 1.64 gpt over 62.8 m; 1.99 gpt over 55.4 m; 1.5 gpt over 75.0 m; 1.35 gpt over 63.0 m; 1.26 gpt over 76.0 m; 1.11 gpt over 58.0 m

  Drilling in central portion of Saddle Zone continues to confirm continuity of mineralization between Main and West Pits
    Key intercepts: 8.13 gpt over 17.0 m, including 22.51 gpt over 5.9 m; 2.34 gpt over 42.7 m, including 25.6 gpt over 2.5 m; 2.53 gpt over 18.0 m; 1.10 gpt over 67.0 m; 2.63 gpt over 21.3 m,  including 20.39 gpt over 2.0 m; 1.06 gpt over 40 m; 2.65 gpt over 24.0 m; 1.94 gpt over 13.6 m; 0.89 gpt over 49.8 m; 0.82 gpt over 54.7 m

  Mineralization intersected up to 550 m below West Pit reserve shell in west portion of Saddle Zone
    Key intercepts: 1.86 gpt over 37.9 m, including 13.3 gpt over 2.0 m; 1.85 gpt over 24.7 m; 1.00 gpt over 44.7 m; 0.88 gpt over 42.0 m; 0.81 gpt over 58.0 m; 0.88 gpt over 34.0 m

  Drilling west of West Pit extends mineralized corridor by 200 m, remains open for expansion
    Key intercepts: 2.19 gpt over 39.8 m, including 21.32 gpt over 2.7 m; 2.67 gpt over 21.0 m, including 17.67 gpt over 2.0 m; 1.57 gpt over 38.0 m; 1.79 gpt over 39.0 m, including 12.28 gpt over 3.0; 1.19 gpt over 23.8 m; 1.44 gpt over 22.2 m and 0.66 gpt over 90.0 m, including 47.53 gpt over 2.0 m.

(1)  True widths are unknown at this time and intervals are reported using core lengths intersected in the holes.

Toronto, Ontario - December 23, 2020 - Kirkland Lake Gold Ltd. ("Kirkland Lake Gold" or the "Company") (TSX:KL) (NYSE:KL) (ASX:KLA) today announced results from 25 holes (19,523 m) and one wedge hole (1,110 m) of drilling at the Detour Lake property. The new holes being reported are the third batch of results from the recently announced 250,000 m exploration program, which the Company is targeting for completion by the end of 2021. The program is being completed to collect information for an updated, and potentially expanded, Mineral Reserve as well as to support the completion of a new production plan. Most of the new holes announced today are from drilling in the Saddle Zone, located between the Main Pit and West Pit locations, which has been underexplored and has no Mineral Reserves and only limited Mineral Resources. Several new holes are also being announced from the area west of the West Pit, which also contains only limited past drilling.

Tony Makuch, President  and CEO of Kirkland Lake Gold, commented: "Today's results provide further evidence that a much larger and higher-grade deposit exists around the Main Pit and West Pit locations at Detour Lake Mine than is currently included in Mineral Reserves. We continue to intersect broad zones of mineralization in the Saddle Zone between the two pits, which demonstrates the potential for continuous mineralization over very large area and supports our view that a much larger pit design concept may be warranted leading to substantial Mineral Reserve growth, increased levels of production and improved unit costs. In addition, with a growing number of high-grade intersections at depth, we are increasingly optimistic that both production levels and average grades can be augmented through the addition of an underground mining operation. We are also very encouraged by drill results on the west side of the property, which include extending mineralization 200 m west of the current West Pit location. We are still relatively early in our 250,000 m drill program and expect 2021 to be a very important year for establishing the full potential of the Detour Lake Mine."

East Portion of Saddle Zone

Drilling in the east portion of the Saddle Zone included nine holes (7,586 m) and targeted areas along the Detour Mine Trend ("DMT") directly west of the Main Pit Mineral Reserve shell between surface and 500 m below.

Significant results from the drilling including: 4.38 gpt over 31.0 m, including 47.46 gpt over 2.0 m and 5.45 gpt over 3.2 m, from hole DLM-20-028, 1.50 gpt over 75.0 m, including 3.59 gpt over 23.0 m, 1.33 gpt over 14.7 m, 0.87 gpt over 30.9 m and 0.78 gpt over 21.0 m from hole DLM-20-035, 1.11 gpt over 58.0 m and 0.73 gpt over 34.0 m from hole DLM-20-026 and 1.12 gpt over 46.0 m, 0.69 gpt over 17 m and 3.02 gpt over 4.0 m from hole DLM-20-020. All of these new holes were designed to intersect the DMT between surface and 200 m below and strongly confirmed the continuation of the DMT west of the current Main pit reserve.

Additional significant results from this area include: 4.02 gpt over 43.0 m, including 37.19 gpt over 3.0 m, 2.58 gpt over 70.9 m, including 31.05 gpt over 2.0 m, 1.00 gpt over 51.8 m, 0.78 gpt over 87.8 m and 1.40 gpt over 28.0 m from hole DLM-20-025A, 1.99 gpt over 55.4 m, 1.35 gpt over 63.0 m, 1.26 gpt over 76.0 m, 1.67 gpt over 37.0 m, 1.49 gpt over 36.3 m and 0.94 gpt over 65.0 m from hole DLM-20-041 and 1.64 gpt over 62.8 m, including 2.43 gpt over 34.8 m, 0.80 gpt over 68.0 m, 0.81 gpt over 74.0 m and 2.30 gpt over 14.0 m from hole DLM-20-039 which targeted the DMT between 200 and 450 m below surface.  As with the new near surface holes the drilling here strongly confirms the extension of mineralization westwards from the Main pit as well as results from previously reported from  DLM-20-014A which intersected 1.42 gpt over 78.0 m, 1.08 gpt over 51.0 m, 1.21 gpt over 43.0 m and 0.90 gpt over 51.0 m (see press release dated September 9, 2020) in the area approximately 75 m east of DLM-20- 025.

Central Portion of the Saddle Zone

Drilling in the central portion of the Saddle Zone included five holes (4,563.5 m) and targeted the DMT approximately midway between the current reserve pits for the Main and West pits and between 100 and 500 m below surface.

Significant results from the drilling include: 1.10 over 67.0 m, 2.53 gpt over 18.0 m, 0.83 gpt over 27.7 m, and 0.94 gpt over 24.0 m, including 15.91 gpt over 2.0 m, from hole DLM-20-022, 2.65 gpt over 24.0 m, including 9.14 gpt over 5.0 m, 0.80 gpt over 79.0 m, 1.94 gpt over 13.6 m,  from hole DLM-20-046B and 0.72 gpt over 76.0 m from hole DLM-20-44 which targeted the DMT between 100 and 250 m below surface. All of three of the new holes are considered highly successful and strongly demonstrate the continuity of mineralization along the DTM through the central part of the Saddle Zone and its extension to surface. The new intersections in hole DLM-20-046B are located approximately 100 m above previously reported results from Hole DLM-20-016 which included 1.10 gpt over 142 m, including 9.39 gpt over 2.0 m, 2.15 gpt over 16.0 m and 1.23 gpt over 12.0 m (see press release dated September 9, 2020).

Additional significant results from this area include: 8.13 gpt over 17.0 m, including 22.51 gpt over 5.9 m, 2.63 gpt over 21.3 m, including 20.39 gpt over 2.0 m; 2.34 gpt over 42.7 m, including 25.60 gpt over 2.5 m and 1.06 gpt over 40.0 m from DLM-20-037 and 1.54 gpt over 13.0, 0.89 gpt over 49.8 m and 0.82 gpt over 54.7 m from DLM-20-19 which intersected the DMT between 400 and 550 m below surface, demonstrating strong potential for expansion of the system to depth.

Results from all holes in this area are considered extremely encouraging as they continue to confirm the presence of a broad corridor of mineralization extending between the West and Main pits ( a distance of over 800 m) with the overall style of mineralization and gold tenor being very similar to that found in the West and Main pits.

West Portion of Saddle Zone

Drilling in the west portion of the Saddle Zone included two holes (2,403 m) and one wedge hole (1,110 m) which targeted the DMT directly east of the West pit between 400 and 550 m below surface.

Significant results from the drilling include: 1.85 gpt over 24.7 m and 1.86 gpt over 37.9 m, including 13.30 gpt over 2.0 m, from DLM-20-027W; 1.00 gpt over 44.7 m, including 9.84 gpt over 2.1 m and 0.88 gpt over 34.0 m, from hole DLM-20-021B; and 0.88 gpt over 42.0 m, 0.81 gpt over 58.0 m and 3.13 gpt over 6.0 m, from hole DLM-20-018. Hole DLM-20-27W intersected the DMT approximately 325 m below surface and 75 m above previously reported DLM-20-004 which included results of 1.41 gpt over 121.0 m and 1.03 gpt over 14.08 gpt (see press release dated June 29, 2020), while DLM-20-21B and DLM-20-018 intersected the DMT approximately 75 and 150 m below DLM-20-004.

Results from all three holes are considered very positive and strongly confirm the continuation of  mineralization through the west portion of the Saddle Zone and into the area under the West pit.

West Pit Extension

Drilling in the east portion of the Saddle Zone included nine holes (4,971 m) and targeted areas along the DMT west of the West Pit Reserve between surface and 400 m below.

Significant results from the drilling include: 2.19 gpt over 39.8 m, including 21.32 gpt over 2.7 m and 0.84 gpt over 21.0 m from hole DLM-20-048B, 2.67 gpt over 21.0 m, including 17.67 gpt over 2.0 m and 1.57 gpt over 38.0 m from hole DLM-20-045, 0.66 gpt over 90.0 m, 47.53 gpt over 2.0 m and 0.69 gpt over 15.0 m from hole DLM-20-023; and 1.19 gpt over 23.8 m from hole DLM-20-038B. These holes targeted the DMT  west of the current mineral reserve between 200 and 400 m level and provide strong confirmation that DMT and associated mineralization continues for at least another 200 m in this direction and remains open for testing.

Additional significant results include: 1.44 gpt over 42.0 m from hole DLM-20-042, 1.79 gpt over 39.0 m, including 12.23 gpt over 3.0 m from hole DLM-20-032, 0.93 gpt over 19.3 m from DLM-20 - 31 and 0.81 gpt over 18.0 m from hole DLM-20-029A. These holes targeted the westward extension between surface and 200 m below and demonstrate the continuity of mineralization in the new westward extension to surface.

Based on assay results and other observations obtained from the program to date, the outlook for the project continues to look encouraging with there being evidence of a broad and continuous corridor of mineralization extending between the West and Main pits and to a depth of at least 800 m below surface. The work also suggests that mineralization within the corridor is very similar to that found in the West and Main pits and is hosted mainly by broad zones containing variable amounts of quartz and pyrite, which are controlled mainly by east-west trending, moderately north dipping folds and shear structures which plunge at a shallow angle to the west. Given results to date, the potential to identify further extensions to mineralization as well as additions to Mineral Resources and Mineral Reserves between the Main and West pits through additional drilling is considered excellent.

Exploration work at Detour Lake is ongoing with eight drills current working, and on track to complete approximately 70,000 m by the end of 2020. The Company plans to increase the number of drills to between ten and twelve drills early in the new year.

Qualified Persons

The Company's exploration programs at Detour Lake are conducted under the supervision of Eric Kallio, P.Geo., Senior Vice President, Exploration. Mr. Kallio, as well as Keith Green, P.Geo., Director, Exploration, Canada, and Steve Gray, P.Geo, Exploration Superintendent, Detour Lake Mine, are 'qualified persons' for the purpose of National Instrument 43-101, Standards of Disclosure for Mineral Projects, of the Canadian Securities Administrators, and have reviewed and approved the scientific and technical information in this news release.

QA/QC Controls

The Company has implemented a quality assurance and control ("QA/QC") program to ensure sampling and analysis of all exploration work is conducted in accordance with best practices. Samples are logged and sampled in a secure facility at the Detour mine site and under supervision of Qualified Geologists. NQ sized core is sawn in half with one half of the core prepared for shipment, the other half of core retained for future assay verification. Preparations for shipment include; placing individual samples with corresponding sample tag into sealed plastic bags, which are in turn placed into labelled and zip tied rice bags, and subsequently placed onto pallets, shrink wrapped and couriered to  ALS Laboratories in Timmins, Ontario by Manitoulin Transport.  Sample preparation is completed by ALS Laboratories in Timmins then sent to their Vancouver Lab for analysis.

Assaying of the samples is completed using Fire Assay techniques with samples less than 10 grams per tonne being analyzed with Atomic Absorption (AA) and samples greater than 10 grams per tonne with gravimetric finish. Selected high grade samples are also analyzed using the screen metallics procedure. Internal laboratory checks conducted by ALS include the insertion of 1 blank, 2 certified reference standards and 3 duplicates for every 78 samples (per fusion furnace). ALS Laboratories are certified by the Standards Council of Canada (SCC) which conforms with ASB-RG Mineral Analysis Laboratory for the Accreditation of Mineral Analysis Testing Laboratories and CAN-P-4E ISO/IEC 17025  : General Requirements for the Competence of Testing and Calibration Laboratories.

About Kirkland Lake Gold Ltd.

Kirkland Lake Gold Ltd. is a growing gold producer operating in Canada and Australia that is on track to produce 1,350,000 - 1,400,000 ounces of gold in 2020. The production profile of the Company is anchored by three high-quality operations, including the Macassa Mine and Detour Lake Mine, both located in Northern Ontario, and the Fosterville Mine located in the state of Victoria, Australia. Kirkland Lake Gold's solid base of quality assets is complemented by district scale exploration potential, supported by a strong financial position with extensive management expertise.

For further information on Kirkland Lake Gold and to receive news releases by email, visit the website at www.kl.gold.

Cautionary Note Regarding Forward-Looking Information

This News Release includes certain "forward-looking statements". All statements other than statements of historical fact included in this release are forward-looking statements that involve various risks and uncertainties. These forward-looking statements include, but are not limited to, statements with respect to planned exploration programs, costs and expenditures, the ability to potentially expand Mineral Reserves, changes in Mineral Resources and conversion of Mineral Resources to proven and probable reserves, the ability to expand the current pit design of the mine, and other information that is based on forecasts of future operational or financial results, estimates of amounts not yet determinable and assumptions of management. These forward-looking statements include, but are not limited to, statements with respect to future exploration potential, project economics, timing and scope of future exploration, anticipated costs and expenditures, changes in Mineral Resources and conversion of Mineral Resources to proven and probable reserves, and other information that is based on forecasts of future operational or financial results, estimates of amounts not yet determinable and assumptions of management.

Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects" or "does not expect", "is expected", "anticipates" or "does not anticipate", "plans", "estimates" or "intends", or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved) are not statements of historical fact and may be "forward-looking statements." Forward-looking statements are subject to a variety of risks and uncertainties that could cause actual events or results to differ from those reflected in the forward-looking statements. Exploration results that include geophysics, sampling, and drill results on wide spacings may not be indicative of the occurrence of a mineral deposit. Such results do not provide assurance that further work will establish sufficient grade, continuity, metallurgical characteristics and economic potential to be classed as a category of Mineral Resource. A Mineral Resource that is classified as "Inferred" or "indicated" has a great amount of uncertainty as to its existence and economic and legal feasibility. It cannot be assumed that any or part of an "indicated Mineral Resource" or "Inferred Mineral Resource" will ever be upgraded to a higher category of resource. Investors are cautioned not to assume that all or any part of mineral deposits in these categories will ever be converted into proven and probable reserves.

There can be no assurance that forward-looking statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations include, among others, risks related to international operations, risks related to obtaining the permits required to carry out planned exploration or development work, the actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined as well as future prices of gold, as well as those factors discussed in the section entitled "Risk Factors" in the Company's Annual Information Form for the year ended December 31, 2019 and other disclosures of "Risk Factors" by the Company and its predecessors, available on SEDAR. Although Kirkland Lake Gold has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Cautionary Note to U.S. Investors - Mineral Reserve and Resource Estimates

This press release has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. The terms "mineral reserve", "proven mineral reserve" and "probable mineral reserve" are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101-Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM")-CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in SEC Industry Guide 7 under the United States Securities Act of 1993, as amended (the "Securities Act").

The SEC has adopted amendments to its disclosure rules to modernize the mineral property disclosure requirements for issuers whose securities are registered with the SEC under the Securities Exchange Act of 1934 ("Exchange Act"). These amendments became effective February 25, 2019 (the "SEC Modernization Rules") and, following a two-year transition period, the SEC Modernization Rules will replace the historical property disclosure requirements for mining registrants that were included in SEC Industry Guide 7. Following the transition period, as a foreign private issuer that files its annual report on Form 40-F with the SEC pursuant to the multi-jurisdictional disclosure system, the Company is not required to provide disclosure on its mineral properties under the SEC Modernization Rules and will continue to provide disclosure under NI 43-101 and the CIM Definition Standards. If the Company ceases to be a foreign private issuer or loses its eligibility to file its annual report on Form 40-F pursuant to the multi-jurisdictional disclosure system, then the Company will be subject to the SEC Modernization Rules which differ from the requirements of NI 43-101 and the CIM Definition Standards. The SEC Modernization Rules include the adoption of terms describing mineral reserves and mineral resources that are "substantially similar" to the corresponding terms under the CIM Definition Standards. As a result of the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of "measured mineral resources", "indicated mineral resources" and "inferred mineral resources". In addition, the SEC has amended its definitions of "proven mineral reserves" and "probable mineral reserves" to be "substantially similar" to the corresponding CIM Definitions. U.S. investors are cautioned that while the above terms are "substantially similar" to CIM Definitions, there are differences in the definitions under the SEC Modernization Rules and the CIM Definition Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that the Company may report as "proven mineral reserves", "probable mineral reserves", "measured mineral resources", "indicated mineral resources" and "inferred mineral resources" under NI 43-101 would be the same had the Company prepared the reserve or resource estimates under the standards adopted under the SEC Modernization Rules.

U.S. investors are also cautioned that while the SEC will now recognize  "measured mineral resources", "indicated mineral resources" and "inferred mineral resources", investors should not assume that any part or all of the mineralization in these categories will ever be converted into a higher category of mineral resources or into mineral reserves. Mineralization described using these terms has a greater amount of uncertainty as to its existence and feasibility than mineralization that has been characterized as reserves. Accordingly, investors are cautioned not to assume that any measured mineral resources, indicated mineral resources, or inferred mineral resources that the Company reports are or will be economically or legally mineable. Further, "inferred mineral resources" have a greater amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Therefore, U.S. investors are also cautioned not to assume that all or any part of the "inferred mineral resources" exist. Under Canadian securities laws, estimates of "inferred mineral resources" may not form the basis of feasibility or pre-feasibility studies, except in rare cases.

FOR FURTHER INFORMATION PLEASE CONTACT

Anthony Makuch, President, Chief Executive Officer & Director

Phone: +1 416-840-7884, E-mail: tmakuch@kl.gold

Mark Utting, Senior Vice President, Investor Relations
Phone: +1 416-840-7884, E-mail: mutting@kl.gold

Table 1. Detour Lake Mine - Significant Assay Results

Hole Number		UTM NAD83		Hole Length (m)	Azimuth (°)	Dip	From (m)	To (m)	Length (m)	Au gpt	Target
	Section East	Easting	Northing
DLM-20-017	17300	589575	5541242	999.0	180	-58	172.0	198.0	26.0	1.15	East Saddle
AND							296.0	322.0	26.0	0.66
AND							466.0	468.0	2.0	5.62
AND							749.0	751.0	2.0	7.53
DLM-20-018	16701	588965	5541771	1197.0	180	-65	124.0	130.0	6.0	3.13	West Saddle
AND							642.7	684.7	42.0	0.88
AND							831.0	889.0	58.0	0.81
DLM-20-019	16980	589249	5541548	1230.0	1580	-73	437.2	487.0	49.8	0.89	Central Saddle
AND							666.3	721.0	54.7	0.82
AND							738.0	751.0	13.0	1.54
DLM-20-020	17300	589576	5541147	999.0	180	-60	47.0	93.0	46.0	1.12	East Saddle
INCL.							66.0	68.0	2.0	7.11
AND							127.0	144.0	17.0	0.69
AND							188.0	192.0	4.0	3.02
DLM-20-021B	16780	589044	5541764	1206.0	183	-61	597.0	641.7	44.7	1.00	West Saddle
INCL.							638.6	640.6	2.1	9.95
AND							660.0	694.0	34.0	0.88
DLM-20-022	17138	589414	5541202	624.0	180	-66	102.0	129.7	27.7	0.83	Central Saddle
AND							158.0	198.0	40.0	0.65

AND							212.0	230.0	18.0	2.53
INCL.							219.0	225.0	6.0	6.43
AND							297.0	364.0	67.0	1.10
AND							389.0	413.0	24.0	0.94
AND							538.0	540.0	2.0	15.91
AND*							864.9	875.0	10.1	2.38
INCL.*							873.0	875.0	2.0	6.64
DLM-20-023	14860	587125	5541705	1140.0	172	-68	403.0	493.0	90.0	0.66	West Extension
INCL.							481.0	483.0	2.0	6.63
AND							563.0	565.0	2.0	47.53
AND							637.0	652.0	15.0	0.69
DLM-20-25A	17222	589497	5541231	1008.0	175	-64	23.0	25.5	2.5	3.47	East Saddle
AND							115.2	203.0	87.8	0.78
AND							224.0	275.8	51.8	1.00
INCL.							234.0	240.0	6.0	4.59
AND							413.0	456.0	43.0	4.02
INCL.							439.0	442.0	3.0	37.19
INCL.							446.0	448.0	2.0	15.24
AND							585.0	613.0	28.0	1.40
INCL.							586.0	588.0	2.0	9.14
INCL.							602.0	604.0	2.0	6.42
AND							823.1	894.0	70.9	2.58
INCL.							855.0	857.0	2.0	10.37
INCL.							864.0	866.0	2.0	31.05
INCL.							872.0	878.0	6.0	8.84
DLM-20-026	17340	589616	5541134	378.0	178	-54	27.0	61.0	34.0	0.73	East Saddle
AND							201.0	259.0	58.0	1.11
INCL.							202.0	204.0	2.0	15.18
DLM-20-027W	16781	589047	5541621	1110.0	183	-57	644.0	668.7	24.7	1.85	West Saddle
INCL.							644.0	646.0	2.0	8.48
AND							889.1	927.0	37.9	1.86

INCL.							904.0	906.0	2.0	13.30
INCL.							918.0	920.0	2.0	8.78
DLM-20-028	17261	589538	5541121	669.0	176	-50	67.0	98.0	31.0	4.38	East Saddle
INCL.							80.0	82.0	2.0	47.46
INCL.							81.0	96.0	15.0	8.56
AND							559.0	562.2	3.2	5.45
DLM-20-029A	15180	587452	5541380	342.0	176	-50	42.0	60.0	18.0	0.80	West Extension
DLM-20-030	17341	589616	5541243	982.0	176	-58	7.0	23.0	16.0	0.81	East Saddle
AND							86.0	114.0	28.0	0.75
INCL.							111.0	113.1	2.1	6.64
AND							155.0	200.0	45.0	0.65
AND							298.0	318.7	20.7	1.05
AND							346.9	359.0	12.1	2.36
INCL.							354.0	356.0	2.0	10.72
AND							492.0	494.0	2.0	5.35
DLM-20-031	15180	587451	5541456	351.0	177	-51	131.0	150.3	19.3	0.93	West Extension
DLM-20-032	15179	587447	5541541	483.0	176	-54	97.0	99.0	2.0	9.81
AND							231.0	270.0	39.0	1.79
INCL.							249.0	252.0	3.0	12.28
DLM-20-035	17342	589617	5541194	795.0	177	-57	113.0	143.9	30.9	0.87	East Saddle
AND							166.0	187.0	21.0	0.78
AND							249.0	263.7	14.7	1.33
AND							289.0	364.0	75.0	1.51
INCL.							341.0	364.0	23.0	3.59
DLM-20-036	15100	587370	5541502	363.0	177	-55	140.6	146.0	5.4	2.21	West Extension
AND							176.0	185.0	9.0	1.85
DLM-20-037	17020	589287	5541598	1218.5	179	-55	386.7	410.2	23.5	0.72	Central Saddle
AND							599.8	621.0	21.3	2.63
INCL.							617.0	619.0	2.0	20.39

AND							653.0	670.0	17.0	8.13
INCL.							664.1	670.0	5.9	22.51
AND							745.1	747.3	2.2	15.25
AND							898.0	938.0	40.0	1.06
INCL.							929.0	931.1	2.1	9.87
AND							1004.0	1046.7	42.7	2.34
INCL.							1029.9	1032.4	2.5	25.60
AND							1078.0	1088.6	10.6	1.78
DLM-20-038B	15101	587369	5541569	450.0	177	-56	256.1	279.8	23.8	1.19	West Extension
DLM-20-039	17260	589533	5541268	667.0	180	-77	56.0	70.0	14.0	2.30	East Saddle
INCL.							210.0	278.0	68.0	0.80
INCL.							210.0	214.0	4.0	5.94
AND							417.0	491.0	74.0	0.81
AND							599.0	661.8	62.8	1.64
INCL.							627.0	661.8	34.8	2.43
INCL.							652.7	654.9	2.2	12.87
DLM-20-041	17260	589533	5541268	1089.0	180	-69	58.0	73.9	15.9	1.48	East Saddle
INCL.							182.0	208.0	26.0	0.83
AND							239.0	304.0	65.0	0.94
INCL.							276.0	278.0	2.0	6.85
AND							317.6	373.0	55.4	1.99
INCL.							334.0	338.0	4.0	16.25
AND							392.0	428.3	36.3	1.49
AND							478.0	505.0	27.0	0.67
AND							584.0	647.0	63.0	1.35
INCL.							586.0	591.0	5.0	6.95
AND							664.0	740.0	76.0	1.26
INCL.							666.0	668.0	2.0	13.43
INCL.							684.0	688.0	4.0	4.75
AND							752.0	789.0	37.0	1.67
INCL.							785.0	789.0	4.0	8.07

AND							813.0	815.0	2.0	9.33
AND							840.0	842.0	2.0	6.74
DLM-20-042	15020	587290	5541460	303.0	177	-55	96.0	118.2	22.2	1.44	West Extension
DLM-20-044	17060	589335	5541220	840.0	180	-55	97.0	173.0	76.0	0.72	Central Saddle
DLM-20-045	15020	587288	5541605	504.0	177	-55	78.0	99.0	21.0	2.67	West Extension
INCL.							97.0	99.0	2.0	17.67
AND							264.0	302.0	38.0	1.57
INCL.							272.0	274.0	2.0	10.04
DLM-20-046B	16980E	589252	5541417	651.0	180	-53	60.0	62.1	2.1	4.76	Central Saddle
AND							135.5	140.0	4.5	5.20
AND							152.9	155.8	2.9	5.62
AND							267.0	280.6	13.6	1.94
AND							308.0	387.0	79.0	0.80
AND							520.0	544.0	24.0	2.65
INCL.							539.0	544.0	5.0	9.14
DLM-20-048B	15020	587284	5541770	1035.0	174	-56	437.0	476.8	39.8	2.19	West Extension
INCL.							457.5	460.2	2.7	21.32
AND							539.0	560.0	21.0	0.84

Notes:

1. Assays are reported uncut

2. Assay intervals are reported as drill thickness.

3. Hole DLM-20-22 from 624 m to 987 m was drilled as a wedge.

4. True widths are unknown at this time and intervals are reported using core lengths intersected in the holes.

Figure 1. Detour Lake Mine - Property Plan View

Property Outline
Detour Lake Mine
58 North Zone
ONTARIO
QUEBEC
10.0 km
N
S
E
W
560000
565000
570000
575000
580000
585000
590000
595000
600000
605000
610000
615000
620000
5555000
5550000
5545000
5540000
5535000
5530000
5525000
5520000

**Detour Lake Property**

UTM NAD 83 Zone 17

Plan View

KIRKLAND LAKE GOLD

Figure 2. Detour Lake Mine - Longitudinal View

Figure 3.  Detour Lake Mine - Saddle Zone - Plan View